UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

GOLD RESERVE INC.
(Name of Issuer)

          Class A Common Shares
(Title of Class of Securities)

            38068N108
(CUSIP Number)

John Maynard
West Face Capital Inc.
2 Bloor Street East, Suite 810
Toronto, Ontario M4W 1A8
647-724-8911
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

         April 7, 2010
(Date of Event which Requires Filing of this Statement)

If the filing Persons has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
Page 2 of 7 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). WEST FACE CAPITAL INC.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power None
	8.	Shared Voting Power 10,413,130 (1)
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 10,413,130 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,413,130 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 17.6% based on 59,320,793 shares outstanding as of March 30, 2010. (1)
14.	Type of Reporting Person: CO, IA

(1)  This amount includes an amount of Shares that the Reporting Person may be entitled to obtain upon the conversion of convertible bonds.

SCHEDULE 13D
Page 3 of  7 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). GREGORY A. BOLAND
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power None
	8.	Shared Voting Power 10,413,130 (1)
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 10,413,130 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,413,130 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 17.6% based on 59,320,793 shares outstanding as of March 30, 2010. (1)
14.	Type of Reporting Person: IN, HC

(1)  This amount includes an amount of Shares that the Reporting Person may be entitled to obtain upon the conversion of convertible bonds.

Page 4 of  7 Pages

This Amendment No. 6 relates to the Statement of Beneficial Ownership on Schedule 13D filed by West Face Capital Inc. (“West Face”) and Gregory A. Boland (“Mr. Boland”) (collectively, the “Reporting Persons”) with the Securities and Exchange Commission (the “Commission”) on September 25, 2009 (the “Initial Schedule 13D”), Amendment No. 1 to the Schedule 13D filed on October 20, 2009 (“Amendment No. 1 to the Schedule 13D”), Amendment No. 2 to the Schedule 13D filed on November 4, 2009 (“Amendment No. 2 to the Schedule 13D”), Amendment No. 3 to the Schedule 13D filed on January 11, 2010 (“Amendment No. 3 to the Schedule 13D”), Amendment No. 4 to the Schedule 13D filed on February 1, 2010 (“Amendment No. 4 to the Schedule 13D”) and Amendment No. 5 to the Schedule 13D filed on March 16, 2010 (“Amendment No. 5 to the Schedule 13D”).  Except as set forth below, all Items of the Initial Schedule 13D, Amendment No. 1 to the Schedule 13D, Amendment No. 2 to the Schedule 13D, Amendment No. 3 to the Schedule 13D , Amendment No. 4 to the Schedule 13D and Amendment No. 5 to the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 3.                    Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended to reflect the following information for updating as of  April 7, 2010.

Since Amendment No. 5 to the Schedule 13D filed on March 16, 2010, all Shares acquired by the Reporting Persons were acquired for the account of WFMF, WFLP and WFCLP.  The aggregate purchase price paid by the Reporting Persons for such Shares was approximately $688,704.

Page 5 of  7 Pages

Item 5.                    Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended to reflect the following information for updating as of April 7, 2010.

According to information filed by the Company with the Commission, as of March 30, 2010 the number of Shares outstanding was 57,607,663 based on the Company’s most recently filed Annual Report on Form 10-K, filed on March 31, 2010.  Pursuant to Rule 13d-3(d)(1)(i)(D), in calculating the percentages of beneficial ownership Reporting Persons have added 1,713,130 Shares to the number of Shares outstanding based upon an amount of Shares that the Reporting Persons may be entitled to obtain upon the conversion of convertible bonds.

(a)  Each of West Face and Mr. Boland may be deemed to be the beneficial owner of 10,413,130 Shares (approximately 17.6% of the total number of Shares outstanding).  This amount consists of: (A) 5,640,654 Shares held for the account of WFMF; (B) 3,346,687 Shares held for the account of WFLP; and (C) 1,425,790 Shares held for the account of WFCLP.

(b) Each of West Face and Mr. Boland may be deemed to have shared power to direct the voting and disposition of the 10,413,130 Shares that they may be deemed to beneficially own as set forth above.

(c) Except for the transactions listed on Annex A hereto, all of which were effected through routine brokerage transactions, there have been no transactions with respect to the Shares other than those transactions reflected on the Initial Schedule 13D, Amendment No. 1 to the Schedule 13D, Amendment No. 2 to the Schedule 13D, Amendment No. 3 to the Schedule 13D, Amendment No. 4 to the Schedule 13D and Amendment No. 5 to the Schedule 13D.

In accordance with Rule 13d-4 under the Exchange Act, the Initial Schedule 13D, Amendment No. 1 to the Schedule 13D, Amendment No. 2 to the Schedule 13D, Amendment No. 3 to the Schedule 13D, Amendment No. 4 to the Schedule 13D, Amendment No. 5 to the Schedule 13D, this Schedule 13D, and any amendments thereto, shall not be construed as an admission that the Reporting Persons are beneficial owners of any securities reflected on the Initial Schedule 13D, Amendment No. 1 to the Schedule 13D, Amendment No. 2 to the Schedule 13D, Amendment No. 3 to the Schedule 13D, Amendment No. 4 to the Schedule 13D, this Schedule 13D, Amendment No. 5 to the Schedule 13D, and any amendments thereto. The Reporting Persons note that, upon conversion of the convertible notes held, the Issuer will have the option to deliver common shares, cash, or a combination of cash and common shares for the notes surrendered, and the Issuer will provide notice of its election to deliver part or all of the conversion consideration in cash within two business days of receipt of the notice of conversion. In this regard, the Reporting Persons believe, pursuant to Rule 13d-3(d)(1), that they should not be deemed to be a beneficial owner of the underlying equity securities when satisfaction of conditions to an investor's right to acquire the securities, such as is the situation here with respect to the convertible notes, remains outside the Reporting Person's control.

SCHEDULE 13D
Page 6 of  7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 9, 2010	WEST FACE CAPITAL INC.

By: __/s/ John Maynard________
Name: John Maynard
Title: Chief Financial Officer

Date: April 9, 2010	GREGORY A. BOLAND
By: ___/s/ Gregory A. Boland___

Page 7 of  7 Pages

ANNEX A

RECENT TRANSACTIONS IN THE SECURITIES OF
GOLD RESERVE INC.

A.  Transactions for the account of West Face Long Term Opportunities Master Fund L.P.:

Date of Transaction	Nature of Transaction	Number of Shares	Approximate Price per Share
3/17/2010	PURCHASE	16,400	$1.10
3/18/2010	PURCHASE	81,700	$1.07
3/29/2010	PURCHASE	7,200	$1.03
3/31/2010	PURCHASE	41,400	$1.09
4/1/2010	PURCHASE	45,800	$1.10
4/5/2010	PURCHASE	28,912	$1.13
4/7/2010	PURCHASE	107,800	$1.21

B. Transactions for the account of West Face Long Term Opportunities (USA) Limited Partnership:

Date of Transaction	Nature of Transaction	Number of Shares	Approximate Price per Share
3/17/2010	PURCHASE	9,500	$1.10
3/18/2010	PURCHASE	47,800	$1.08
3/31/2010	PURCHASE	24,200	$1.11
4/1/2010	PURCHASE	26,700	$1.10
4/5/2010	PURCHASE	16,800	$1.13
4/7/2010	PURCHASE	63,700	$1.21

C. Transactions for the account of West Face Long Term Opportunities Limited Partnership:

Date of Transaction	Nature of Transaction	Number of Shares	Approximate Price per Share
3/17/2010	PURCHASE	4,100	$1.10
3/18/2010	PURCHASE	20,500	$1.07
3/29/2010	PURCHASE	2,800	$1.03
3/31/2010	PURCHASE	10,400	$1.09
4/1/2010	PURCHASE	11,500	$1.10
4/5/2010	PURCHASE	7,200	$1.13
4/7/2010	PURCHASE	28,500	$1.21